

March 7, 2013

<u>Via E-mail</u>
Mr. David Beling
Chief Executive Officer and Chief Financial Officer
Bullfrog Gold Corp.
897 Quail Run Drive
Grand Junction, CO 81505

      Re: Bullfrog Gold Corp.
              Form 8-K
              Filed February 25, 2013
              File No. 000-54653

Dear Mr. Beling:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Brian McAllister

                             Brian McAllister
                             Staff Accountant
                             Office of Beverages, Apparel, and
                             Mining